SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(AMENDMENT NO___________)*

Agritope, Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

00855D107
(CUSIP Number)

Glen Y. Sato
Chief Financial Officer
Exelixis, Inc.
170 Harbor Way
P.O. Box 511
South San Francisco, CA 94083
(650) 837-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 7, 2000
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

____________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 00855D107

1. NAME OF REPORTING PERSON

Exelixis, Inc.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

04-3257395

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [_] (b) [_]

3. SEC USE ONLY

4. SOURCE OF FUNDS

OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) OR 2(e) [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7. SOLE VOTING POWER -0- See Item 5 herein. 8. SHARED VOTING POWER 1,061,855 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,061,855 shares (1)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 21.2% (2).

14 TYPE OF REPORTING PERSON

CO

(1) Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Exelixis, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Based on 4,855,876 shares of outstanding common stock or issuable upon conversion of outstanding preferred stock as of September 7, 2000.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $.01 par value per share (the "Agritope Common Stock of Agritope, Inc., a Delaware corporation ("Agritope"). The principal executive offices of Agritope are located at 16160 SW Upper Boones Ferry Road, Portland, Oregon 97224.

ITEM 2. IDENTITY AND BACKGROUND

(a) The name of the person filing this statement is Exelixis, Inc., a Delaware corporation ("Exelixis"). Exelixis is a leading biotechnology company focused on the life sciences industries and development through its expertise in comparative genomics and model systems genetics.

(b) The address of the principal office and principal business of Exelixis is 170 Harbor Way, South San Francisco, California 94083.

(c) To Exelixis' knowledge, as of the date hereof, set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Exelixis' executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d) During the past five years, neither Exelixis nor, to Exelixis' knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Exelixis nor, to Exelixis' knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the Directors and Executive Officers of Exelixis named in Schedule I to this Schedule 13D are citizens of the United States, except Juergen Drews, M.D., who is a citizen of Switzerland, and Peter Stadler, Ph.D., who is a citizen of Germany.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

To facilitate the consummation of the Merger (as defined in Item 4 below), certain stockholders of Agritope have entered into Voting Agreements with Exelixis and have executed and delivered irrevocable proxies to Exelixis as described in Item 4 and Item 5 of this Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

(a)- (b) Pursuant to an Agreement and Plan of Merger and Reorganization, dated as of September 7, 2000 (the "Merger Agreement"), among Exelixis, Athens Acquisitions Corp., a Delaware corporation and wholly-owned subsidiary of Exelixis ("Merger Sub"), and Agritope and subject to the conditions set forth therein (including, but not limited to, the approval of the Merger (as defined below) by the stockholders of Agritope and the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), Merger Sub will be merged with and into Agritope (the "Merger"), Agritope will become a wholly-owned subsidiary of Exelixis and each outstanding share of Agritope Common Stock and Agritope Series A Preferred Stock, $0.01 par value per share, (the "Agritope Preferred Stock") will be converted into the right to receive a fraction of a share of common stock of Exelixis, $.001 par value per share ("Exelixis Common Stock"), in accordance with the Merger Agreement. The fractional share amount will be calculated by dividing $14 by the average closing price of Exelixis Common Stock for a designated period prior to the closing of the Merger, subject to the issuance of a minimum of 0.28 of a share and a maximum of 0.35 of a share of Exelixis Common Stock for each outstanding share of Agritope Common Stock and Agritope Preferred Stock. In addition, all outstanding options and warrants to acquire Agritope Common Stock or Agritope Preferred Stock will be exercisable for shares of Exelixis Common Stock based on the final exchange ratio in accordance with the Merger Agreement. Concurrently with and as a condition to the execution and delivery of the Merger Agreement, (i) Exelixis and the persons named on Schedule III to this Schedule 13D entered into Voting Agreements; and (ii) the persons named on Schedule III to this Schedule 13D executed and delivered irrevocable proxies to Exelixis.

The foregoing summary of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement included as exhibit 99.1 to this Schedule 13D and incorporated by reference herein in its entirety.

(c) Not applicable.

(d) If the Merger is consummated, Agritope will become a wholly-owned subsidiary of Exelixis, and Exelixis will subsequently determine the size and membership of the Board of Directors of Agritope and the officers of Agritope.

(e) None, other than a change in the number of outstanding shares of Agritope Common Stock as contemplated by the Merger Agreement.

(f) Upon consummation of the Merger, Agritope will become a wholly-owned subsidiary of Exelixis.

(g) Upon consummation of the Merger, the Certificate of Incorporation of Agritope will be amended and restated to substantially conform to the Certificate of Incorporation of Merger Sub.

(h) Upon consummation of the Merger, the Agritope Common Stock will cease to be quoted on any quotation system or exchange.

(i) Upon consummation of the Merger, the Agritope Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as described above, Exelixis currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Exelixis reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) As a result of the Voting Agreements and irrevocable proxies, Exelixis has shared power to vote an aggregate of 1,061,855 shares of Agritope Common Stock beneficially owned by the persons named on Schedule III to this Schedule 13D for the limited purpose of voting in favor of the approval and adoption of the Merger Agreement and the approval of the Merger, voting in favor of each of the other actions contemplated by the Merger Agreement, and voting against certain actions which would impede the merger. Such shares constitute approximately 21.2 % of the issued and outstanding shares of Agritope Common Stock (including shares issuable upon conversion of outstanding Agritope Preferred Stock) as of September 7, 2000. The description contained in this Item 5 of the transactions contemplated by the Voting Agreements is qualified in its entirety by reference to the full text of the Form of Voting Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.2.

Also in connection with the Merger Agreement, each affiliate (as such term is defined in Rule 405 under the Securities Act of 1933, as amended) of Agritope (an "Affiliate") entered into an Affiliate Agreement with Exelixis. Pursuant to Section 2 thereof, each Affiliate has agreed not to transfer any Exelixis Common Stock received in the Merger, except in accordance with applicable securities laws. The description contained in this Item 5 of the transactions contemplated by the Affiliate Agreement is qualified in its entirety by reference to the full text of the Affiliate Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.3.

To Exelixis' knowledge, no shares of Agritope Common Stock or Agritope Preferred Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting Agreements and irrevocable proxies.

Set forth in Schedule III to this Schedule 13D is, to Exelixis' knowledge, the name and present principal occupation or employment of each person with whom Exelixis shares the power to vote or to direct the vote or to dispose or direct the disposition of Agritope Common Stock.

During the past five years, to Exelixis' knowledge, no person named in Schedule III to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, to Exelixis' knowledge, no person named in Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

To Exelixis' knowledge, all persons named in Schedule III to this Schedule 13D are citizens of the United States, except for Mr. Michel de Beaumont, who is a citizen of France.

(c) Neither Exelixis, nor, to Exelixis' knowledge, any person named in Schedule III to this Schedule 13D, has effected any transaction in Agritope Common Stock during the past 60 days, except as disclosed herein.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, to Exelixis' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Agritope, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description
99.1

Agreement and Plan of Merger and Reorganization, dated as of September 7, 2000, by and among Exelixis, Inc., a Delaware corporation, Athens Acquisition Corp., a Delaware corporation, and Agritope, Inc., a Delaware corporation.

99.2

Form of Company Voting Agreement and Irrevocable Proxy, dated as of September 7, 2000, a substantially similar version of which has been executed by W. Charles Armstrong, Michel de Beaumont, Samisa Investment Corp., American Equities Overseas, Inc., Nancy L. Buc, Adolph J. Ferro, Ph.D., James T. King, Matthew G. Kramer, Gilbert N. Miller, Roger L. Pringle and D. Ry Wagner, Ph.D.

99.3

Form of Company Affiliate Agreement, dated as of September 7, 2000, a substantially similar version of which has been executed by W. Charles Armstrong, Michel de Beaumont, Nancy L. Buc, Adolph J. Ferro, Ph.D., James T. King, Matthew G. Kramer, Gilbert N. Miller, Roger L. Pringle and D. Ry Wagner, Ph.D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2000

Exelixis, Inc.

/s/ Glen Y. Sato

Glen Y. Sato
Chief Financial Officer and Vice President
(Principal Financial and Accounting Officer)

SCHEDULE I

EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF EXELIXIS

NAME                       PRINCIPAL OCCUPATION OR EMPLOYMENT
George A. Scangos          President, Chief Executive Officer and Director
Geoffrey Duyk, M.D., Ph.D  Chief Scientific Officer and Director
Lloyd M. Kunimoto          Senior Vice President of Business Development
Michael Morrissey          Vice President, Discovery and Research
Pamela Simonton            Vice President, Corporate Technology Development
Glen Y. Sato               Chief Financial Officer, Vice President of Legal Af

All individuals named in the above table are employed by Exelixis, Inc. The address of Exelixis' principal executive office is 170 Harbor Way, South San Francisco, California 94083.

SCHEDULE I (CONTINUED)

NON-EMPLOYEE DIRECTORS OF EXELIXIS

NAME                         PRINCIPAL OCCUPATION OR EMPLOYMENT              NAME AND ADDRESS OF CORPORATION

Stelios Papadopoulos, Ph.D   SG Cowen                                        c/o Exelixis, Inc.
                             Managing Director                               170 Harbor Way
                                                                             P.O. Box 511
                                                                             South San Francisco, California

Charles Cohen                CellXome, Inc.                                  CellXome, Inc
                             Chief Executive Officer                         800 Boylston Street, Suite 800
                                                                             Boston, MA 02199

Jurgen Drews, M.D.           International BM Biomedicine Holdings           c/o Exelixis, Inc.
                             Partner, Chairman of the Board                  170 Harbor Way
                                                                             P.O. Box 511
                                                                             South San Francisco, California

Jason S. Fisherman, M.D.     Advent International Corporation                Advent International Corp.
                             Partner                                         75 State St.,
                                                                             29th Floor
                                                                             Boston, MA, 02109

Jean-Francois Formela, M.D.  Atlas Venture                                   Atlas Venture
                             General Partner                                 222 Berkeley Street, Suite 1950
                                                                             Boston, MA 02116

Edmund Olivier de Vezin      Oxford BioScience Partners                      c/o Exelixis, Inc.
                             Partner                                         170 Harbor Way
                                                                             P.O. Box 511
                                                                             South San Francisco, California

Peter Stadler, Ph.D.         Artemis Pharmaceuticals, GmbH                   c/o Exelixis, Inc.
                             Chief Executive Officer                         170 Harbor Way
                                                                             P.O. Box 511
                                                                             South San Francisco, California

Lance Willsey                DCF Capital                                     c/o Exelixis, Inc.
                             Founding Partner                                170 Harbor Way
                                                                             P.O. Box 511
                                                                             South San Francisco, California

SCHEDULE II

                                                                      PERCENTAGE OF OUTSTANDING
                                                                      SHARES OF AGRITOPE COMMON
                                                                   STOCK (INCLUDING SHARES ISSUABLE
                                 NUMBER OF SHARES OF AGRITOPE       UPON CONVERSION OF OUTSTANDING
                                 COMMON STOCK BENEFICIALLY         AGRITOPE PREFERRED STOCK ) AS OF
VOTING AGREEMENT STOCKHOLDER     OWNED AS OF SEPTEMBER 7, 2000            SEPTEMBER 7, 2000
W. Charles Armstrong                       16,908                                0.3
Michel de Beaumont                         16,000                                0.3
American Equities Overseas, Inc.           78,250                                1.6
Samisa                                     63,734                                1.3
Nancy L. Buc                               24,000                                0.5
Adolph J. Ferro, Ph.D.                    227,631                                4.5
James T. King                             365,000                                7.2
Matthew G. Kramer                          59,330                                1.2
Gilbert N. Miller                         137,227                                2.8
Roger L. Pringle                           35,025                                0.7
D. Ry Wagner, Ph.D.                        38,750                                0.8

SCHEDULE III

VOTING AGREEMENT                 PRINCIPAL OCCUPATION OR                  NAME AND ADDRESS OF CORPORATION OR OTHER
STOCKHOLDER                      EMPLOYMENT                               ORGANIZATION IN WHICH EMPLOYED

W. Charles Armstrong             Private Investor                         c/o Agritope, Inc.
                                                                          16160 SW Boones Ferry Road
                                                                          Portland, Oregon  97224-7744

Michel de Beaumont               American Equities Overseas, Ltd.         c/o Agritope, Inc.
                                 Founder and Director                     16160 SW Boones Ferry Road
                                                                          Portland, Oregon  97224-7744

Samisa Investment Corp.                                                   c/o Agritope, Inc.
                                                                          16160 SW Boones Ferry Road
                                                                          Portland, Oregon  97224-7744

American Equities Overseas, Inc.                                          c/o Agritope, Inc.
                                                                          16160 SW Boones Ferry Road
                                                                          Portland, Oregon  97224-7744

Nancy L. Buc                     Buc & Beardsley                          c/o Agritope, Inc.
                                 Partner                                  16160 SW Boones Ferry Road
                                                                          Portland, Oregon  97224-7744

Adolph J. Ferro, Ph.D.           Agritope, Inc.                           Agritope, Inc.
                                 President, Chief Executive Officer and   16160 SW Boones Ferry Road
                                 Chairman of the Board                    Portland, Oregon  97224-7744

James T. King                    Private Investor                         c/o Agritope, Inc.
                                                                          16160 SW Boones Ferry Road
                                                                          Portland, Oregon  97224-7744

Matthew G. Kramer                Agritope, Inc.                           Agritope, Inc.
                                 Vice President                           16160 SW Boones Ferry Road
                                                                          Portland, Oregon  97224-7744

Gilbert N. Miller                Agritope, Inc.                           Agritope, Inc.
                                 Executive Vice President,                16160 SW Boones Ferry Road
                                 Chief Financial Officer, Secretary       Portland, Oregon  97224-7744
                                 and Director

Roger L. Pringle                 The Pringle Company                      c/o Agritope, Inc.
                                 President                                16160 SW Boones Ferry Road
                                                                          Portland, Oregon  97224-7744

D. Ry Wagner, Ph.D.              Agritope, Inc.                           c/o Agritope, Inc.
                                 Vice President                           16160 SW Boones Ferry Road
                                                                          Portland, Oregon  97224-7744

EXHIBIT INDEX

Exhibit Number	Description
99.1

Agreement and Plan of Merger and Reorganization, dated as of September 7, 2000, by and among Exelixis, Inc., a Delaware corporation, Athens Acquisition Corp., a Delaware corporation, and Agritope, Inc., a Delaware corporation.

99.2

Form of Company Voting Agreement and Irrevocable Proxy, dated as of September 7, 2000, a substantially similar version of which has been executed by W. Charles Armstrong, Michel de Beaumont, Samisa Investment Corp., American Equities Overseas, Inc., Nancy L. Buc, Adolph J. Ferro, Ph.D., James T. King, Matthew G. Kramer, Gilbert N. Miller, Roger L. Pringle and D. Ry Wagner, Ph.D.

99.3

Form of Company Affiliate Agreement, dated as of September 7, 2000, a substantially similar version of which has been executed by W. Charles Armstrong, Michel de Beaumont, Nancy L. Buc, Adolph J. Ferro, Ph.D., James T. King, Matthew G. Kramer, Gilbert N. Miller, Roger L. Pringle and D. Ry Wagner, Ph.D.